UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Globus Maritime Limited
(Name of Issuer)

Common Shares, $0.004 par value
(Title of Class of Securities)

Y27265308
(CUSIP Number)

December 31, 2016
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Broadbill Investment Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER ***
	6.	SHARED VOTING POWER ***
	7.	SOLE DISPOSITIVE POWER ***
	8.	SHARED DISPOSITIVE POWER ***
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ***
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) ***
12.	TYPE OF REPORTING PERSON ***

*** See Item 4 (Ownership).

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Broadbill Partners GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER ***
	6.	SHARED VOTING POWER ***
	7.	SOLE DISPOSITIVE POWER ***
	8.	SHARED DISPOSITIVE POWER ***
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ***
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) ***
12.	TYPE OF REPORTING PERSON ***

*** See Item 4 (Ownership).

Item 1(a)	Name of Issuer
Globus Maritime Limited

Item 1(b)	Address of Issuer's Principal Executive Offices
128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Athens, Greece, 166 74
Item 2(a)	Name of Person Filing
This Schedule 13G/A is being jointly filed by Broadbill Investment Partners, LLC (“Broadbill Investment LLC”) and Broadbill Partners GP, LLC (“Broadbill Partners”, and together with Broadbill Investment LLC, the “Reporting Persons”) with respect to shares of common shares of the above-named issuer owned by Broadbill Partners, L.P., a Delaware limited partnership (“Broadbill LP”) and Broadbill Partners II, L.P., a limited partnership (“Broadbill II LP”).
Broadbill Investment LLC is the Investment Manager for Broadbill LP and Broadbill II LP. Broadbill Partners is the General Partner of Broadbill LP and Broadbill II LP.
The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).
Item 2(b)	Address of Principal Business Office
The address of the principal business office of each of the Reporting Persons is Broadbill Investment Partners, LLC, 157 Columbus Avenue, 5th Floor, New York, New York 10023.

Item 2(c)	Citizenship
Broadbill Investment LLC is organized as a limited liability company under the laws of the State of Delaware. Broadbill Partners is organized as a limited liability company under the laws of the State of Delaware.
Item 2(d)	Title of Class of Securities
Common Shares, $0.004 par value
Item 2(e)	CUSIP Number
Y27265308
Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a) [__] Broker or dealer registered under Section 15 of the Exchange Act;
(b) [__] Bank as defined in Section 3(a)(6) of the Exchange Act;
(c) [__] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d) [__] Investment company registered under Section 8 of the Investment Company Act;
(e) [__] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[__]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[__]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[__]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[__]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[__]	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k) [__] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.
Item 4	Ownership
See Item 5 below
Item 5	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
See Item 2 above

Item 8	Identification and Classification of Members of the Group
Not Applicable

Item 9	Notice of Dissolution of Group
Not Applicable

Item 10	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 6th day of February, 2017.

BROADBILL INVESTMENT PARTNERS, LLC By: /s/ Jeffrey Magee	BROADBILL PARTNERS GP, LLC By: /s/ Jeffrey Magee